Exhibit 99.1

Yatsen Announces Second Quarter 2026 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on September 2, 2026

GUANGZHOU, China, September 2, 2026 – Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading China-based beauty group, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Highlights

•
Total net revenues for the second quarter of 2026 increased by 5.1% to RMB1.14 billion (US$168.3 million) from RMB1.09 billion for the prior year period.

•
Total net revenues from Skincare Brands1 for the second quarter of 2026 increased by 40.4% to RMB816.1 million (US$120.3 million) from RMB581.3 million for the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the second quarter of 2026 were 71.5%, as compared with 53.5% for the prior year period.

•
Gross margin for the second quarter of 2026 decreased to 73.9% from 78.3% for the prior year period.
•
Net loss for the second quarter of 2026 was RMB90.8 million (US$13.4 million), as compared with RMB19.5 million for the prior year period. Non-GAAP net loss2 for the second quarter of 2026 was RMB99.4 million (US14.7 million), as compared with non-GAAP net income of RMB11.5 million for the prior year period.

1 Include net revenues from Galénic, DR.WU (its mainland China business), Eve Lom and other skincare brands of the Company.

2 Non-GAAP net income (loss) is a non-GAAP financial measure. Non-GAAP net income (loss) is defined as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) impairment of investments and (vi) tax effects on non-GAAP adjustments.

Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen, stated, “China’s beauty market demonstrated broad resilience in the second quarter, with market growth showing slight improvement but remaining challenged as competition across the industry intensified. Against this backdrop, our business continued to navigate a critical phase of strategic transformation. As we further optimized our brand portfolio and distribution channels, our skincare portfolio maintained its strong growth momentum — now representing over 70% of total revenues — led by the robust performance of our clinical and premium skincare brands, including Galénic, DR.WU and Eve Lom. In contrast, our color cosmetics segment faced structural headwinds amid heightened competition. As a result, we are taking decisive actions to streamline our color cosmetics portfolio and refocus resources on our high-growth skincare brands. Looking ahead, we aim to further optimize our product portfolio and channel execution, while maintaining investments in R&D to strengthen our innovation pipeline for sustainable long-term growth.”

Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen, commented, “We delivered modest top-line growth in the second quarter of 2026, with net revenues increasing 5.1% year over year. This performance was primarily driven by a 40.4% year-over-year growth in our skincare segment, which more than offset revenue pressure in our color cosmetics business. Looking ahead, amid dynamic market conditions, we remain committed to maintaining operational discipline, with a continued focus on improving marketing spend efficiency and progressively optimizing our operating cost structure.”

Second Quarter 2026 Financial Results

Net Revenues

Total net revenues for the second quarter of 2026 increased by 5.1% to RMB1.14 billion (US$168.3 million) from RMB1.09 billion for the prior year period. The increase was primarily driven by a 40.4% year-over-year increase in net revenues from Skincare Brands, which more than offset a 35.8% year-over-year decrease in net revenues from Color Cosmetics Brands.3

3 Include Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands of the Company.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2026 decreased by 0.8% to RMB843.8 million (US$124.4 million) from RMB850.4 million for the prior year period. Gross margin for the second quarter of 2026 decreased to 73.9% from 78.3% for the prior year period, primarily due to higher inventory provisions in the color cosmetics business associated with the Company's proactive brand portfolio optimization and SKU rationalization.

Operating Expenses

Total operating expenses for the second quarter of 2026 increased by 7.7% to RMB975.7 million (US$143.8 million) from RMB905.9 million for the prior year period. As a percentage of total net revenues, total operating expenses for the second quarter of 2026 were 85.4%, as compared with 83.4% for the prior year period.

•
Fulfillment Expenses. Fulfillment expenses for the second quarter of 2026 were RMB56.1 million (US$8.3 million), as compared with RMB63.3 million for the prior year period. As a percentage of total net revenues, fulfillment expenses for the second quarter of 2026 decreased to 4.9% from 5.8% for the prior year period. The decrease was primarily attributable to further improvements in logistics efficiency.

•
Selling and Marketing Expenses. Selling and marketing expenses for the second quarter of 2026 were RMB807.6 million (US$119.0 million), as compared with RMB722.4 million for the prior year period. As a percentage of total net revenues, selling and marketing expenses for the second quarter of 2026 increased to 70.7% from 66.5% for the prior year period. The increase was primarily driven by strategic investments in broadening consumer awareness and building long-term brand equity of our core skincare brands, coupled with higher traffic acquisition costs on the Douyin platform as the Company capitalized on the channel's strong growth momentum.
•
General and Administrative Expenses. General and administrative expenses for the second quarter of 2026 were RMB74.8 million (US$11.0 million), as compared with RMB84.1 million for the prior year period. As a percentage of total net revenues, general and administrative expenses for the second quarter of 2026 were 6.6% as compared with

7.7% for the prior year period. The decrease was primarily driven by lower share-based compensation expenses.

•
Research and Development Expenses. Research and development expenses for the second quarter of 2026 were RMB37.3 million (US$5.5 million), as compared with RMB36.1 million for the prior year period. As a percentage of total net revenues, research and development expenses for the second quarter of 2026 were 3.3%, consistent with the prior year period.

Loss/Income from Operations

Loss from operations for the second quarter of 2026 was RMB131.9 million (US$19.4 million), as compared with RMB55.5 million for the prior year period. Operating loss margin was 11.5%, as compared with 5.1% for the prior year period.

Non-GAAP loss from operations4 for the second quarter of 2026 was RMB112.1 million (US$16.5 million), as compared with RMB20.4 million for the prior year period. Non-GAAP operating loss margin5 was 9.8%, as compared with 1.9% for the prior year period.

Net Loss/Income

Net loss for the second quarter of 2026 was RMB90.8 million (US$13.4 million), as compared with RMB19.5 million for the prior year period. Net loss margin was 8.0%, as compared with 1.8% for the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS6 for the second quarter of 2026 was RMB0.97 (US$0.14), as compared with RMB0.19 for the prior year period.

Non-GAAP net loss for the second quarter of 2026 was RMB99.4 million (US$14.7 million), as compared with non-GAAP net income of RMB11.5 million for the prior year period. Non-GAAP net loss margin was 8.7%, as compared with non-GAAP net income margin of 1.1% for the prior year period. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS7 for the second quarter of 2026 was RMB1.06 (US$0.16), as compared with non-GAAP net income attributable to Yatsen’s ordinary shareholders per diluted ADS of RMB0.13 for the prior year period.

4 Non-GAAP loss from operations is a non-GAAP financial measure. Non-GAAP loss from operations is defined as income (loss) from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill.

5 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) from operations as a percentage of total net revenues.

6 ADS refers to American depositary shares, each of which represents twenty Class A ordinary shares.

7 Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net income (loss) attributable to ordinary shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP net income (loss) attributable to ordinary shareholders is defined as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) impairment of investments, (vi) tax effects on non-GAAP adjustments and (vii) accretion to redeemable non-controlling interests.

Balance Sheet and Cash Flow

As of June 30, 2026, the Company had cash, restricted cash and short-term investments of RMB1.06 billion (US$155.6 million), as compared with RMB1.05 billion as of December 31, 2025.

Net cash used in operating activities for the second quarter of 2026 was RMB78.0 million (US$11.5 million), as compared with net cash generated from operating activities of RMB77.7 million for the prior year period.

Appointment of Co-Chief Financial Officer

The Company is pleased to announce the appointment of Ms. Li Wang as Co-Chief Financial Officer, effective September 2, 2026. Ms. Wang brings over 15 years of experience in the consumer industry, having previously served as Chief Financial Officer at Proya Cosmetics Co., Ltd. and holding multiple professional accounting qualifications, including CMA, HKICPA and FIPA.

Ms. Wang will partner with Mr. Donghao Yang, the Company’s Director and Chief Financial Officer, to ensure a seamless transition and provide continuity in the Company’s financial leadership, and she is expected to succeed Mr. Yang as Chief Financial Officer after the release of the 2026 annual report on Form 20-F. The appointment reflects the Company’s commitment to building a world-class leadership team and will further support the Company's ongoing strategic transformation and its focus on sustainable, profitable growth.

Business Outlook

For the third quarter of 2026, the Company expects its total net revenues to be between RMB898.6 million and RMB998.4 million, representing a year-over-year decrease of approximately 0% to 10%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.7851 to US$1.00, the exchange rate in effect as of June 30, 2026, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Wednesday, September 2, 2026, at 7:30 A.M. U.S. Eastern Time or 7:30 P.M. Beijing Time to discuss its financial results and operating performance for the second quarter of 2026.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong, SAR (toll free):	800-905-945
Hong Kong, SAR:	+852-3018-4992

The replay will be accessible through Wednesday, September 2, 2026 by dialing the following numbers:

United States:	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	3486688

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading China-based beauty group with the vision of becoming a world-class pioneer in beauty innovation. Founded in 2016, the Company has launched and acquired numerous color cosmetics and skincare brands including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU (its mainland China business), and Eve Lom. Our brands are strategically positioned to capture a wide spectrum of consumer demographics and price points, ranging from the mass market to the prestige and clinical segments. Yatsen thrives on the synergy of brand equity, product strength and operational agility, anchored by a strong commitment to R&D and consumer insights.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP operating income (loss) margin, non-GAAP net income (loss), non-GAAP net income (loss) margin, non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill. Non-GAAP operating income (loss) margin is non-GAAP income (loss) from operations as a percentage of total net revenues. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) impairment of investments and (vi) tax effects on non-GAAP adjustments. Non-GAAP net income (loss) margin is non-GAAP net income (loss) as a percentage of total net revenues. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) impairment of investments, (vi) tax effects on non-GAAP adjustments and (vii) accretion to redeemable non-controlling interests. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	765,379	710,286	104,683
Restricted cash	42,117	4,667	688
Short-term investments	246,008	340,545	50,190
Accounts receivable, net	220,870	216,722	31,941
Inventories, net	508,730	554,572	81,734
Prepayments and other current assets	450,970	411,660	60,671
Amounts due from related parties	114	68	10
Total current assets	2,234,188	2,238,520	329,917
Non-current assets
Investments	653,560	765,582	112,833
Property and equipment, net	77,014	66,072	9,738
Goodwill, net	155,029	155,029	22,848
Intangible assets, net	537,509	491,158	72,388
Deferred tax assets	1,435	686	101
Right-of-use assets, net	173,915	181,682	26,777
Other non-current assets	14,332	25,940	3,823
Total non-current assets	1,612,794	1,686,149	248,508
Total assets	3,846,982	3,924,669	578,425
Liabilities, redeemable non-controlling interests and shareholders' equity
Current liabilities
Accounts and notes payable	149,371	174,451	25,711
Advances from customers	28,821	32,070	4,727
Accrued expenses and other liabilities	348,700	304,369	44,858
Amounts due to related parties	21,262	19,577	2,885
Income tax payables	13,690	13,779	2,031
Lease liabilities due within one year	53,435	61,256	9,028
Total current liabilities	615,279	605,502	89,240
Non-current liabilities
Convertible notes	-	408,654	60,228
Deferred tax liabilities	107,906	112,343	16,557
Lease liabilities	123,157	127,790	18,834
Total non-current liabilities	231,063	648,787	95,619
Total liabilities	846,342	1,254,289	184,859
Redeemable non-controlling interests	1,337	1,337	197
Shareholders' equity

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2025 and June 30, 2026; 2,096,600,883 Class A shares and 600,572,880 Class B ordinary shares issued as of December 31, 2025 and June 30, 2026; 1,276,663,163 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of December 31, 2025, 1,275,438,103 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of June 30, 2026)

	173	173	25
Treasury shares	(1,250,678)	(1,275,611)	(188,002)
Additional paid-in capital	12,296,367	12,178,055	1,794,823
Statutory reserve	31,527	31,527	4,647
Accumulated deficit	(8,141,545)	(8,292,887)	(1,222,220)
Accumulated other comprehensive income	74,760	27,786	4,096
Total Yatsen Holding Limited shareholders' equity	3,010,604	2,669,043	393,369
Non-controlling interests	(11,301)	-	-
Total shareholders' equity	2,999,303	2,669,043	393,369
Total liabilities, redeemable non-controlling interests and shareholders' equity	3,846,982	3,924,669	578,425

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2025	2026	2026	2025	2026	2026
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Total net revenues	1,086,732	1,142,180	168,337	1,920,265	2,163,166	318,811
Total cost of revenues	(236,335)	(298,361)	(43,973)	(410,741)	(500,158)	(73,714)
Gross profit	850,397	843,819	124,364	1,509,524	1,663,008	245,097
Operating expenses:
Fulfilment expenses	(63,288)	(56,089)	(8,266)	(115,131)	(117,227)	(17,277)
Selling and marketing expenses	(722,405)	(807,559)	(119,019)	(1,276,220)	(1,544,795)	(227,675)
General and administrative expenses	(84,072)	(74,815)	(11,026)	(148,955)	(155,141)	(22,865)
Research and development expenses	(36,116)	(37,250)	(5,490)	(58,753)	(76,690)	(11,303)
Total operating expenses	(905,881)	(975,713)	(143,801)	(1,599,059)	(1,893,853)	(279,120)
Loss from operations	(55,484)	(131,894)	(19,437)	(89,535)	(230,845)	(34,023)
Financial income	11,467	3,883	572	22,073	14,624	2,155
Interest expenses	-	(743)	(110)	-	(743)	(110)
Foreign currency exchange gain (loss)	5,507	402	59	16,171	(2,796)	(412)
Income from equity method investments, net	877	38,204	5,631	3,382	50,593	7,456
Other income, net	17,395	7,158	1,055	21,637	25,624	3,777
Loss before income tax expenses	(20,238)	(82,990)	(12,230)	(26,272)	(143,543)	(21,157)
Income tax benefits (expenses)	763	(7,838)	(1,155)	1,196	(9,213)	(1,358)
Net loss	(19,475)	(90,828)	(13,385)	(25,076)	(152,756)	(22,515)
Net loss attributable to non-controlling interests and redeemable non-controlling interests	1,807	-	-	2,105	1,414	208
Net loss attributable to Yatsen's shareholders	(17,668)	(90,828)	(13,385)	(22,971)	(151,342)	(22,307)
Shares used in calculating loss per share (1):
Weighted average number of Class A and Class B ordinary shares:
Basic	1,854,988,850	1,874,649,633	1,874,649,633	1,846,275,864	1,875,769,426	1,875,769,426
Diluted	1,854,988,850	1,874,649,633	1,874,649,633	1,846,275,864	1,875,769,426	1,875,769,426
Net loss per Class A and Class B ordinary share
Basic	(0.01)	(0.05)	(0.01)	(0.01)	(0.08)	(0.01)
Diluted	(0.01)	(0.05)	(0.01)	(0.01)	(0.08)	(0.01)
Net loss per ADS (20 ordinary shares equal to 1 ADS)
Basic	(0.19)	(0.97)	(0.14)	(0.25)	(1.61)	(0.24)
Diluted	(0.19)	(0.97)	(0.14)	(0.25)	(1.61)	(0.24)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2025	2026	2026	2025	2026	2026
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Fulfilment expenses (income)	93	(46)	(7)	191	203	30
Selling and marketing expenses	1,795	2,396	353	2,552	2,544	375
General and administrative expenses	20,638	6,132	904	28,369	8,135	1,199
Research and development expenses	1,429	737	109	1,469	1,896	279
Total	23,955	9,219	1,359	32,581	12,778	1,883

(1) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2025	2026	2026	2025	2026	2026
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Loss from operations	(55,484)	(131,894)	(19,437)	(89,535)	(230,845)	(34,023)
Share-based compensation expenses	23,955	9,219	1,359	32,581	12,778	1,883
Amortization of intangible assets resulting from assets and business acquisitions	11,147	10,624	1,566	21,708	21,383	3,151
Non-GAAP loss from operations	(20,382)	(112,051)	(16,512)	(35,246)	(196,684)	(28,989)
Net loss	(19,475)	(90,828)	(13,385)	(25,076)	(152,756)	(22,515)
Share-based compensation expenses	23,955	9,219	1,359	32,581	12,778	1,883
Amortization of intangible assets resulting from assets and business acquisitions	11,147	10,624	1,566	21,708	21,383	3,151
Revaluation of investments on the share of equity method investments	(3,141)	(35,578)	(5,244)	(9,151)	(46,047)	(6,786)
Tax effects on non-GAAP adjustments	(991)	7,122	1,050	(1,424)	7,951	1,172
Non-GAAP net income (loss)	11,495	(99,441)	(14,654)	18,638	(156,691)	(23,095)
Net loss attributable to Yatsen's shareholders	(17,668)	(90,828)	(13,385)	(22,971)	(151,342)	(22,307)
Share-based compensation expenses	23,955	9,219	1,359	32,581	12,778	1,883
Amortization of intangible assets resulting from assets and business acquisitions	10,743	10,624	1,566	20,922	21,097	3,109
Revaluation of investments on the share of equity method investments	(3,141)	(35,578)	(5,244)	(9,151)	(46,047)	(6,786)
Tax effects on non-GAAP adjustments	(963)	7,122	1,050	(1,368)	7,951	1,172
Non-GAAP net income (loss) attributable to Yatsen's shareholders	12,926	(99,441)	(14,654)	20,013	(155,563)	(22,929)
Shares used in calculating loss per share:
Weighted average number of Class A and Class B ordinary shares:
Basic	1,854,988,850	1,874,649,633	1,874,649,633	1,846,275,864	1,875,769,426	1,875,769,426
Diluted	1,998,882,473	1,874,649,633	1,874,649,633	1,980,640,851	1,875,769,426	1,875,769,426
Non-GAAP net income (loss) attributable to ordinary shareholders per Class A and Class B ordinary share
Basic	0.01	(0.05)	(0.01)	0.01	(0.08)	(0.01)
Diluted	0.01	(0.05)	(0.01)	0.01	(0.08)	(0.01)
Non-GAAP net income (loss) attributable to ordinary shareholders per ADS (20 ordinary shares equal to 1 ADS)
Basic	0.14	(1.06)	(0.16)	0.22	(1.66)	(0.24)
Diluted	0.13	(1.06)	(0.16)	0.20	(1.66)	(0.24)